UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Charles R. Olmstead

Mid-Con Energy III, LLC

2431 East 61st Street

Suite 850

Tulsa, Oklahoma 74136

(918) 743-7575

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

(1)	Names of Reporting Persons MID-CON ENERGY III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,500,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,500,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.1% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on 21,066,412 Common Units of the Partnership issued and outstanding as of March 5, 2014, as set forth in the Issuer’s annual report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in Mid-Con Energy Partners, LP, a Delaware limited liability partnership (the “Partnership”), whose principal executive offices are located at 2501 North Harwood Street, Suite 2410, Dallas, Texas 75201.

Item 2. Identity and Background.

This statement is filed by Mid-Con Energy III, LLC, a Delaware limited liability company (“MCEIII”). The principal business address and office of MCEIII is 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136. The principal business of MCEIII is investing in oil and gas properties and in equity securities of energy companies (the “General Partner”).

Information regarding the executive officers, directors or other control persons of MCEIII is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference. All such persons are citizens of the United States.

MCEIII and the persons identified on Schedule 1 hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

MCEIII and the persons identified on Schedule 1 hereto have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is a subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 28, 2014, MCEIII, Mid-Con Energy Properties, LLC (“Properties”), a wholly owned subsidiary of the Partnership, and the Partnership entered into a definitive purchase and sale agreement (the “Purchase Agreement”) pursuant to which MCEIII sold to Properties, and Properties purchased from MCEIII, multiple oil properties located in Cimarron, Love and Texas Counties, Oklahoma and Potter County, Texas, in exchange for MCEIII receiving an aggregate purchase price of approximately $41.0 million (subject to customary post-closing purchase price adjustments), consisting of (i) approximately $7.0 million in cash and (ii) the issuance of 1,500,000 Common Units (the “Acquired Units”), having an approximate value of $34.0 million (collectively, the “Acquisition”). In addition, the Purchase Agreement requires MCEIII and the Partnership to use commercially reasonable efforts to enter into a customary registration rights agreement with respect to the Acquired Units by March 30, 2014.

The Purchase Agreement contains representations and warranties, covenants and indemnification provisions that are typical for transactions of this nature and that were made or agreed to, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them.

The consummation of the Acquisition occurred on February 28, 2014.

The foregoing summary of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the Purchase Agreement filed as Exhibit 2.1 to the Partnership’s current report on Form 8-K filed with the SEC on March 5, 2014, and incorporated herein by reference.

Item 4. Purpose of Transaction.

MCEIII acquired its interest in the Partnership for investment purposes.

MCEIII intends to continuously review its position in the Partnership. Depending upon further evaluations of the business prospects of the Partnership and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, MCEIII may retain or from time to time increase its holdings or dispose of all or a portion of its holdings subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market purchase or otherwise.

Except as set forth above, MCEIII does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) MCEIII beneficially owns 1,500,000 Common Units of the Partnership, representing 7.1% of the outstanding Common Units of the Partnership. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 21,066,412 Common Units of the Partnership issued and outstanding as of March 5, 2014, as set forth in the Issuer’s annual report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 5, 2014.

(b) MCEIII has the sole power (and no shared power) to vote and direct the vote or to dispose or direct the disposition of 1,500,000 Common Units of the Partnership.

(c) Other than as described in Item 3, MCEIII has not effected any transactions in the Common Units during the 60 days preceding the date hereof.

(d) No person other than MCEIII has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 2.1	Purchase Agreement dated February 28, 2014 (filed as Exhibit 2.1 to the current report on Form 8-K filed by the Partnership on March 5, 2014, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

MID-CON ENERGY III, LLC

By:	/s/ Nathan P. Pekar
Name:	Nathan P. Pekar
Title:	Vice President, General Counsel
and Secretary

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF

MCEIII

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of MCEIII are set forth below:

Mid-Con Energy III, LLC:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
S. Craig George 2431 East 61st Street Suite 850 Tulsa, Oklahoma 74136	Chairman	Executive Chairman	Mid-Con Energy Partners, LP c/o Mid-Con Energy GP, LLC 2501 North Harwood Street Suite 2410 Dallas, Texas 75201

Charles R. Olmstead 2431 East 61st Street Suite 850 Tulsa, Oklahoma 74136	Chief Executive Officer and Manager	Chief Executive Officer	Mid-Con Energy Partners, LP c/o Mid-Con Energy GP, LLC 2501 North Harwood Street Suite 2410 Dallas, Texas 75201

Jeffrey R. Olmstead 2431 East 61st Street Suite 850 Tulsa, Oklahoma 74136	President and Manager	President and Chief Financial Officer	Mid-Con Energy Partners, LP c/o Mid-Con Energy GP, LLC 2501 North Harwood Street Suite 2410 Dallas, Texas 75201

Nathan P. Pekar 2431 East 61st Street Suite 850 Tulsa, Oklahoma 74136	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary	Mid-Con Energy Partners, LP c/o Mid-Con Energy GP, LLC 2501 North Harwood Street Suite 2410 Dallas, Texas 75201

Tomás R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Manager	Managing Member of Yorktown Partners LLC and manager of related partnerships	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Manager	Managing Member of Yorktown Partners LLC and manager of related partnerships	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022